ANEW Health Limited

Unit 2301-05, 23/F, Tower 5, The Gateway

Harbour City, 15 Canton Road

Tsim Sha Tsui, Kowloon, Hong Kong

April 16, 2025

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ANEW Health Limited
Registration Statement on Form F-1
Filed March 31, 2025
File No. 333-285657

Dear Ms. Jane Park, Ms. Tayyaba Shafique, Mr. Conlon Danberg, Mr. Terence O’Brien:

We are in receipt of the comment letter dated April 4, 2025, regarding ANEW Health Limited (the “Company,” “Anew Health,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An Amended Registration Statement on Form F-1 (the “Form F-1/A”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A, is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Form F-1/A filed March 31, 2025

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-35

1.	We note your response to prior comment 2. Please tell us what consideration you gave to presenting disaggregated revenue by group of similar products and services within your financial statement footnotes as prescribed by ASC 280-10-50-40, similar to the presentation in your results of operations discussion on page 64. See also guidance for disaggregated revenue presentation in ASC 606-10-50-5..

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that disaggregated revenue by group of similar products and services is presented in page F-20 and F-44 as prescribed by ASC 280-10-50-40.

As prescribed by ASC 606-10-55-91, when selecting the type of category (or categories) to use to disaggregate revenue, examples of categories that might be appropriate include, but are not limited to, all of the following::

a)	Type of good or service (for example, major product lines)
b)	Geographical region (for example, country or region)
c)	Market or type of customer (for example, government and nongovernment customers)
d)	Type of contract (for example, fixed-price and time-and-materials contracts)
e)	Contract duration (for example, short-term and long-term contracts)

f)	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)
g)	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).

The Company analyze these factors for Pain Management and Health Services Income – Energy based treatment, Pain Management and Health Services Income – Non energy-based treatment and Healthcare Product Sales Income below:

		Pain Management and Health Services Income		Healthcare Product Sales Income
Factor		Energy based treatment	Non energy-based treatment
a)	Type of good or service	“RDS+” (Restore, Detox, and Strengthen) approach-based service	“RDS+” (Restore, Detox, and Strengthen) approach-based service	Creams, moisturizers, ointments and dietary supplement
b)	Geographical region	Hong Kong	Hong Kong	Hong Kong
c)	Market or type of customer	Individuals	Individuals	Individuals
d)	Type of contract	Fixed-price	Fixed-price	Fixed-price
e)	Contract duration	1 year to 5 years	1 year to 5 years	End upon product delivery
f)	Timing of transfer of goods or services	At a point in time	At a point in time	At a point in time
g)	Sales channels	Through service centers in Hong Kong	Through service centers in Hong Kong	Through service centers in Hong Kong

From the above analysis, Pain Management and Health Services Income - Energy based treatment and Pain Management and Health Services Income - Non energy-based treatment should be aggregated per factors prescribed by ASC 606-10-55-91; whereas Healthcare Product Sales Income is distinct from Pain Management and Health Services Income thus should be presented separately. The Company has revised page 64 and 65 accordingly.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Ka Wai Victor Mo
Ka Wai Victor, MO Chief Executive Officer and Chairman of the Board